February 3, 2015	Via EDGAR

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	EVINE Live Inc.

Form 10-K for the Fiscal Year Ended February 1, 2014

Filed March 31, 2014

File No. 2-20243

Dear Ms. Thompson:

Thank you for your letter dated January 26, 2015 regarding EVINE Live Inc. (the “Company”). Following this introductory section is your comment in italics and our response.

We place a high priority on providing clear and useful disclosures to the readers of our SEC filings, and we welcome the opportunity to review our practices in an effort to make our disclosures even better.

We believe our response addresses your comment. Should the staff, after review and consideration of our response, have further questions or comments, please let me know.

Form 10-K for the Fiscal Year Ended February 1, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Gross Profit, page 31

1.	Comment: We note your product mix had an impact on gross margin percentages for the last two fiscal years. In light of the disclosure on page 4 showing the results of your work to shift the product mix to include a more diversified product assortment, please tell us, and disclose, whether this is a trend that is likely to have an impact on future gross profits or your operating income. For additional guidance refer to SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K.

Response: When preparing our filings, we consider Item 303 of Regulation S-K and Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release 33-8350, which require management to provide information that is material to assist in understanding the business, including the results of operations and trends. After receiving your letter, we again reviewed our fiscal 2013 MD&A disclosures and continue to believe that the disclosures appropriately describe and analyze the most significant factors affecting sales, including any material trends related to our product mix, and there are no known trends with respect to our product mix that are reasonably likely to occur that would impact sales, gross margins or operating profit for the reasons further described below.

As we have described in our filings, the Company has focused on diversifying its merchandise assortment both among its existing product categories as well as with potentially new product categories in an effort to increase revenues and to grow its customer base.

During fiscal 2013, this diversification effort resulted in a shift in product mix from our historically higher margin Jewelry and Watches product category to our Home & Consumer Electronics product category, which typically has lower margins. The Home & Consumer Electronics growth came primarily from the sale of Apple and Android tablets in the consumer electronics segment during 2013. Typically, our consumer electronic business is highly cyclical, reflecting current and popular consumer demands, and often does not predict whether a particular merchandising trend will continue. In addition, the consumer electronics business can also be significantly influenced in a particular fiscal year by opportunistic purchases as they are presented to the Company, which are also unpredictable. Given these factors, we did not believe that increased sales in our lower margin consumer electronic business and changes in our product mix as a result of these increased sales during fiscal 2013 provided the Company with enough visibility into whether there was a known trend that would be reasonably likely to occur that would impact net sales or revenues and therefore merit disclosure in our Form 10-K for the fiscal year ended February 1, 2014.

As we look at our year to date nine-month reported merchandise mix for fiscal 2014 further described in the table below, we see that the percentage of sales in our Home & Consumer Electronics category as compared to sales in our other product categories has moved back to pre-fiscal 2013 levels. This is primarily due to the decline in demand for electronic tablets during fiscal 2014 as compared to fiscal 2013. As a result of our year to date product mix which demonstrates decreased demand for consumer electronics in this merchandise category, we do not believe that our fiscal 2013 merchandise assortment and the resulting gross margin presents a trend that is reasonably likely to continue with predictability.

In fact, as illustrated in the table below, during the first nine months of fiscal 2014 the continued diversification of our merchandise mix reflected a rise in Fashion and Accessories sales to 16% of sales for the first nine months of 2014 from 11% of total sales in full year 2013. The Fashion and Accessories merchandise category is a higher margin product category and the growth in this category has contributed to an increase in the Company’s reported gross profit percentage to 37.9% of sales for the first nine months of 2014 from 35.9% of sales for fiscal 2013. Sales in our Fashion and Accessories merchandise category together with sales in our Jewelry & Watches merchandise category, which is a similar higher margin product category, comprised 60% of sales for the nine months of 2014, consistent with the same percentages in both fiscal 2012 and fiscal 2011.

While changes in our product mix will continue to occur from time to time as a result of customer demand and other factors including our efforts to diversify our offerings within our major merchandise categories, we are not aware of any trend known today or at the date of the filing of our most recent Form 10-K reasonably likely to have a material effect on our financial condition, future gross profit or operating performance. However, we will continue to monitor the effect of our product mix on our gross margin percentage. If our product assortment changes to the point where sales information reveals a trend or if we significantly change our merchandising strategy in a way that could be reasonably likely to impact sales, gross margins or operating profit, we will disclose any such known trends in future filings.

(9 months)
YTD
Merchandise Category	F14	F13	F12	F11

Jewelry & Watches	44%	43%	52%	53%

Home & Consumer Electronics	26%	33%	27%	28%

Beauty, Health & Fitness	14%	13%	13%	12%

Fashion & Accessories	16%	11%	8%	7%

****

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of EVINE Live Inc., I thank you for your consideration of our response.

Sincerely,

/s/ William McGrath

William McGrath
Executive Vice President and Chief Financial Officer

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